Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 8, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2006 Third-Quarter Report of the Swisscom Group
SIGNATURES

Press Release
2006 Third-Quarter Report of the Swisscom Group
Swisscom posts solid third-quarter result — strong growth in ADSL and mobile customer numbers

	1.7-30.9.2006	Change*	1.1-30.9.2006	Change*

Net revenue (in CHF millions)	2423	1.6%	7196	-1.4%
EBITDA (in CHF millions)	1041	-3.0%	2855	-12.7%
Net income (in CHF millions)**	470	-12.0%	1229	-25.5%
Net earnings per share (in CHF)	8.4	-6.7%	21.77	-20.0%

* Change from previous-year period
* Net income after deduction of minority interests
The Swisscom Group performed solidly in the third quarter, recording slightly higher revenue and an EBITDA of CHF 1.04 billion: the best quarterly result of 2006 and only CHF 32 million or 3% below the previous-year figure. The number of mobile and ADSL customers continues to grow strongly. As announced in the half-year report, reduced mobile termination charges and additional provisions for interconnection proceedings have had a significant negative impact on the first nine months of 2006. Adjusting for extraordinary effects, however, revenue for this period is CHF 44 million higher than the previous-year figure. The Group still expects to post net revenue of around CHF 9.5 billion and operating income before interest, taxes, depreciation and amortisation (EBITDA) of around CHF 3.7 billion for the 2006 financial year.

	30.9.2005	At 30.9.2006	Change

Fixed lines (in millions)	4.85	5.06	4.4%
Of which ADSL (in millions)	1.01	1.31	29.2%
Mobile customers (in millions)	4.17	4.56	9.3%
Number of full-time equivalent employees	15,288	16,875	10.4%

The Fixnet Segment continues to enjoy strong growth in broadband accesses: the number of ADSL customers rose by 29.2% to 1.3 million, of which 886,000 were customers of Bluewin and 419,000 customers of other providers. The number of analogue and digital access lines dropped by 2.1% to 3.76 million. The lower revenue recorded in the first nine months of 2006 for telephone traffic and access lines was virtually offset by growth in the number of ADSL accesses. Fixnet’s share of the telephony market is stable at around 56%. Swisscom Together, a convergence product launched in early September, attracted some 5,000 customers within the space of one month. Since 1 November

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax +41 31 342 07 30	media@swisscom.com

Press Release
Swisscom through Bluewin TV offers a full-service triple-play package: for a monthly charge of CHF 29, customers can receive more than 100 television channels and 70 radio channels. The launch of Bluewin TV was met by high demand. Due to expansion of VDSL broadband technology, capital expenditure rose year-on-year by 18.9% to CHF 396 million.
The Mobile segment also saw a rise in customer numbers, up by 389,000 or 9.3% to 4.56 million, due primarily to new price models (e.g. Liberty hourly rate of CHF 0.50) and the launch of M-Budget Mobile. Swisscom Mobile commands a 64% share of the market. By the end of September more than 1.4 million customers were already using products belonging to the Liberty family; and with 255,000 customers, the prepaid M-Budget-Mobile product continues to show robust growth. These new price models led to an increase in usage, with the average number of minutes per user and month (AMPU) rising from 119 to 124. Lower prices, above all from lower termination fees, and the higher proportion of prepaid users caused the average revenue per customer to fall from CHF 76 to CHF 65. New data services continue to attract strong demand, and generated revenue of CHF 160 million (+29%) over the first nine months of 2006.
During the first three quarters of 2006 Swisscom IT Services and Swisscom Solutions reported incoming orders worth a total of CHF 349 million as a result of new customer acquisition and the renewal of existing long-term contracts with business customers.
While Swisscom IT Services recorded a 37% increase in revenue from external customers to CHF 248 million, EBITDA was down by CHF 97 million. As announced in the half-year report, this drop is attributable to increased expenditure for new market development as well as provisions for contract risks in the project business. Swisscom IT Services posted a third-quarter EBITDA margin of around 10%.
Structural change at Swisscom
While structural change in the wake of technological developments is leading to job cuts, primarily in the core area of telecommunications, Swisscom is creating jobs in new areas such as Bluewin TV and home networking. In 2007, however, the number of full-time positions in Switzerland will fall overall by 390 to 15,500.
Swisscom remains an attractive employer: in 2006 the Group hired more than 1,600 persons, including some 250 apprentices.
Outlook for 2006 unchanged
Swisscom still expects to post net revenue of around CHF 9.5 billion and operating income before interest, taxes, depreciation and amortisation (EBITDA) of CHF 3.7 billion for the 2006 financial year. Capital expenditure in the Swisscom Group for 2006 will be in the region of CHF 1.3 billion.
Interim Report:
http://www.swisscom.com/q3-report-2006
Berne, 8 November 2006
Cautionary statement regarding forward-looking statements

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax +41 31 342 07 30	media@swisscom.com

Press Release
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax +41 31 342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: November 8, 2006	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law